
Bob Evans


Bob Evans

Annual Report | 2002

Bob Evans
FARMS®

All Roads Lead Home.


Customer Name:
Prepared by:



Whether your path takes you to a Bob Evans Restaurant for our trademark caring service...or a quick stop for homestyle carryout after a soccer game...or to the grocery store for Bob Evans Italian Sausage to make your famous lasagna...you trust Bob Evans for our quality products and service.

Dear Stockholders:

Fiscal 2002 was a record-breaking year for Bob Evans Farms. The company's financial performance on both sides of the business exceeded our expectations. Strategically, the Bob Evans brand is stronger than ever, and we see plenty of opportunities to leverage it and continue building stockholder value in the years ahead.

Total net sales for fiscal 2002 were approximately $1.1 billion, up 5 percent from the previous year. Despite a challenging economic environment, same-store sales in our restaurants increased for the fifth consecutive year. Restaurants now account for more than 80 percent of our consolidated sales and operating income. We are particularly pleased with our improved profitability in both business segments due in part to successful management initiatives and favorable raw material costs.

Overall, excluding non-recurring items discussed in Note C to the financial statements, our net income for the year was $65.3 million, or $1.84 per share on a diluted basis, up 28 percent from a year ago. Reported net income for the year, including non-recurring items, was $67.7 million, or $1.91 per diluted share.

With high-quality menu items, attractive portions and moderate price points, Bob Evans Restaurants are positioned both at the high end of the family dining segment and as an increasingly compelling alternative to casual "theme" restaurants for those seeking comparable food in a family-oriented atmosphere.

Same-store sales were up 3.2 percent for the full fiscal year, and overall restaurant sales, including new restaurants, increased 8 percent. We opened 27 new Bob Evans Restaurants during fiscal 2002, bringing our total at year-end to 495. We expect to open approximately 30 restaurants in fiscal 2003. Also during fiscal 2002, we completed 10 "rebuilds" and a variety of remodeling programs in another 40 restaurants, which we believe contributed to our sales growth.

Excluding the impact of non-recurring items, the restaurant segment's operating income rose 26 percent for the year, as its operating margin widened to 9.9 percent from 8.5 percent in fiscal 2001. While we benefited from reduced pressures in the labor market due to the economy's softness, most of the cost savings were achieved through management initiatives. None of the changes affected our outstanding customer service — a Bob Evans hallmark and one of the key factors behind our strong sales momentum in recent years.

In the food products segment, average hog costs were down 4.2 percent and were especially favorable in the second half of the year. Volume from comparable products (principally sausage) decreased 1 percent, and the segment's total sales decreased 5 percent. Sales comparisons were affected by the divestiture of Hickory Specialties and by challenging competitive conditions facing our Owens Country Sausage products in the Southwest. However, operating income in the food products segment, excluding the impact of non-recurring items, rose 5 percent, mainly due to reduced hog costs.

We believe there are substantial long-term growth opportunities across our businesses. First and foremost, though we achieved strong gains in same-store sales and profitability in fiscal 2002, there is still room for improvement in the existing restaurant base. Through our menu


Net Sales
(in millions)
$872
$947
$948
$1,008
$1,062
'98
'99
'00
'01
'02


Earnings Per Share
(diluted)
$1.09
$1.39
$1.38
$1.44
$1.91
'98
'99
'00
'01
'02


Net Income
(in millions)
$45.7
$57.6
$52.9
$50.8
$67.7
'98
'99
'00
'01
'02

innovation and seasonal merchandising programs over the last few years, we have successfully upgraded the Bob Evans concept. In fact, we believe we are carving out a new market niche — "family casual" or "homestyle casual," which offers potential for increased sales and profit for Bob Evans.

There is also more work to be done in terms of reducing costs and improving profitability and returns on investment in our restaurants. For example, a task force recently identified cost savings to reduce our capital investment in each new restaurant by approximately $150,000. Of course, our continued steady expansion of the restaurant base is another source of growth, and we believe we can continue to build successfully for the foreseeable future not only in newer markets but even in our most established markets — where we still open approximately one-third of our new restaurants each year.

On the food products side, we will continue to leverage the Bob Evans brand through the introduction of complementary retail food products that fit our homestyle image. The best example over the last few years has been our refrigerated potato product line, including home fries, hash browns and regular and garlic mashed potatoes. These high-quality products clearly fit under the Bob Evans umbrella, and while the retail food business is intensely competitive, we expect to identify similar opportunities in the years ahead. In fiscal 2003, we are planning to introduce sour cream & chives mashed potatoes, a new line of Brunch Bowls and Wildfire barbecue pulled pork and beef brisket.

Bob Evans has always been known for conservative financial management, and our balance sheet remains very strong. At year-end, our total debt was only $64.1 million, versus $521.4 million in stockholders' equity. Our return on average equity reached 13.8 percent for the year, up from 11.5 percent in fiscal 2001.

Bob Evans Farms remains a unique company with dominant regional market positions in both the restaurant and retail food products businesses. The Bob Evans brand stands for high-quality homestyle foods and service with a smile — anchored in our well-known southern Ohio farm heritage. We have differentiated, proven business models in both business segments. On the restaurant side, we maintain a moderate expansion pace and have never franchised the Bob Evans concept, which ensures that we continue to meet our high standards for operating consistency at the restaurant level.

In our food products business, we continue to serve most of our markets with a direct-store delivery distribution system. The benefits of Bob Evans driver/salesmen personally visiting thousands of grocery stores each week are considerable. Perhaps best of all, our restaurant and food products businesses, as well as our coordinated marketing programs, reinforce and leverage each other, steadily increasing the value of the Bob Evans brand over the years.

Our excellent results over the past year would not have been possible without the steadfast commitment and hard work of nearly 40,000 Bob Evans employees. We would like to thank every one of them, as well as our board of directors and loyal stockholders.

Sincerely,

Stewart K. Owens
Chairman of the Board
and Chief Executive Officer







Corner Cupboard


CARRY HOME
KITCHEN

Carry Home Kitchen

Take a look around.

You walk in the door. 1. Immediately, your eyes are drawn to the pie case. Note to self: Save room for dessert. If not, you can always take a whole pie to go, right? 2. You're greeted by a warm, smiling face that says, "Welcome to Bob Evans." 3. While the hostess is seating another family, you can't help but notice a gift that would be perfect for Suzie's teacher. After lunch, you'll definitely be spending some time in the Corner Cupboard to pick the right color. You would do it now, but the delicious aromas that waft in from the kitchen make food your first priority.

4. You look over the menu and have difficulty choosing – breakfast is served all day, but the Turkey and Dressing sound good right about now. 5. Soon, your server places your meal in front of you. The mouth-watering scent surrounds you, and each bite reminds you exactly why you chose Bob Evans.



Southwestern Chicken Omelette





Who doesn't have fond memories of berry picking — when more plump raspberries and strawberries landed in little mouths than in the basket? Today we've paired these juicy tastes with grilled chicken atop crisp garden greens for a Bob Evans seasonal favorite that pleases grown-up mouths. No basket required.

Enjoy Your Lunch.

Originally known for breakfast, Bob Evans Restaurants have evolved over the years to become the leading full-service restaurant in many of our core markets. In these areas, customers tell us that Bob Evans is their favorite restaurant, the one they visit most frequently and the restaurant that they will most likely revisit. This loyalty among our customers is the result of value and consistency offered by our restaurants, which are all company-owned and operated.

In the strictest sense, Bob Evans Restaurants continue to operate in the family dining segment. However, with generous portions and attractive price points, Bob Evans increasingly is challenging our casual dining competitors in terms of food quality and value perceptions. We do this while continuing to serve breakfast, lunch and dinner and no alcohol which is especially inviting for many families. We are carving out a niche for our restaurants that could be characterized as "family casual" or "homestyle casual." When determining where to dine, customers tend more and more to include Bob Evans Restaurants among traditional casual restaurant options.

FOOD PRODUCTS RESTAURANTS



Number of Employees
(in thousands)
31.2
32.4
35.6
38.5
40.0
'98
'99
'00
'01
'02



Capital Expenditures
(in millions)
$68.5
$96.9
$99.8
$97.0
$97.0
'99
'00
'01
'02
'03*
*Projected

The Bob Evans menu, which includes a wide variety of wholesome foods, is updated frequently. New products, such as Chicken and Broccoli Alfredo Pasta, and seasonal favorites, including the Raspberry Grilled Chicken Salad, are featured six times a year. Our innovative, varied menu keeps the concept fresh, encourages repeat visits by consumers and ensures that there is something for every taste.

CARRYOUT MOVES SALES

The company continues to explore and evaluate opportunities for growth. One area that we believe has great potential, particularly among young adults, is carryout, which currently accounts for nearly six percent of our restaurant sales.

For the past couple of years, we have experienced double-digit increases in carryout sales. We attribute much of that success to our systemwide rollout of Carry Home Kitchens in 2000. Our Carry Home Kitchen simplifies carryout for our customers through the addition of dedicated personnel, a separate cash register and, in some cases, separate entrances. We also added engaging food display cases to our restaurants which have increased not only carryout dessert sales, but increased dine-in dessert sales by more than 20 percent. During fiscal 2003, we plan to more aggressively promote our carryout program to continue the positive sales trend.

Banana Cream Pie – just one reason our dessert sales have had double-digit increases.





Meals are so much more than a collection of ingredients. They are a way to spend time with family — an opportunity to momentarily forget the cares of the day and just feel good. After all, nothing says comfort like Bob Evans, and the wildly popular Sirloin Steak Tips and Noodles are a perfect example.

"I'm Smiling Sundae" gives young customers one more reason to choose Bob Evans.



"KID TIMES" AT BOB EVANS

Appealing to families has always been an important component in Bob Evans' success. To further build this important part of our business, we rolled out a new children's program, called "Bob Evans Kid Times," at the beginning of fiscal 2003. The new program is designed to treat kids special. It includes a partnership with Weekly Reader, a leading publisher of educational materials, which provides new content each month for our children's activity booklet. These activities and our new children's menu, featuring a chicken quesadilla and "I'm Smiling Sundae," emphasize our commitment to providing a quality dining experience for families.

Please Come Back Again.

Bob Evans Restaurants saw positive same-store sales growth month after month during fiscal 2002. In fact, we have had 22 consecutive quarters of same-store sales increases. It is reasonable to believe that our business benefited last year from the renewed popularity of comfort food and the value that our restaurants offer...that people who had not dined with us recently returned. While that may be true, we took every opportunity to make sure these customers would become frequent visitors to our restaurants.

We know that the fundamentals of quality food, friendly service and good value are key to customer satisfaction and repeat visits. Through our formal customer research and our ongoing dialogue with our customers, we do our best to ensure that their dining experiences in our restaurants meet or exceed their expectations.

Lifestyles are changing. Spending time with family is a top priority. Vacationing by car is increasingly popular. Bob Evans Restaurants fit well in each of these scenarios. Regardless of what brings someone to our restaurants, we believe good service and delicious food will bring them back.

Emphasizing the basics sounds elementary, yet it remains an essential component in operating our business. To reinforce the importance of customer service, we are exploring new training methods, including interactive CD ROMs, to ensure that our employees receive excellent training.

Technology increasingly plays a large role in our success. Whether it is improving our service to customers or streamlining operations, we will continue to evaluate the ways that technology can benefit our customers, employees and stockholders. One example is our Web site, www.bobevans.com, which has enabled us to deliver good customer service even off-site. Customers can purchase gift certificates, locate the nearest restaurant, peruse our menu or communicate with us. This immediate feedback mechanism is a great way for us to listen to our customers' needs in order to keep them coming back.



Same-Store Sales Growth
4.6%
5.6%
3.4%
2.6%
3.2%
'98
'99
'00
'01
'02



Number of Units in Operation
408
424
441
469
495
'98
'99
'00
'01
'02


Bob Evans
SAVORY SAGE SAUSAGE
NET WT
16 OZ (1 LB)
453.6g
SAUSAGE LASAGNE
Bob Evans
ORIGINAL RECIPE SAUSAGE
Bob Evans
ORIGINAL RECIPE
Bob Evans
Chicken and Noodles
2 Pouches
Chicken and Noodles



The Comfort of Home.

Imagine walking into your kitchen and being greeted by an old friend. 1. The savory smell of Bob Evans Sausage cooking on the stove reminds you of your grandmother's breakfasts that were enough to keep you going all day – and delicious enough to keep you wanting more. The phone rings (of course) and brings you back to reality. 2. As you get yourself mentally ready for the day, you check your schedule and realize that lunchtime is going to be crunch time – grab the Bob Evans Chicken and Noodles out of your refrigerator. No need to skimp on flavor on hectic days. 3. At least dinner will be a little more laid back. It's Friday and it's summertime – light the grill and call some friends. Nothing pleases like Bob Evans Bratwursts on the grill. Bob Evans food products are a convenient, satisfying way to put smiles on faces.

Homestyle Convenience In Your Kitchen.

On the food products side of our business, our original fresh pork sausage continues to be the best seller among our premium homestyle products. Bob Evans has the number one market share for retail sales of fresh sausage in many of our core markets, including Baltimore, Chicago, Columbus, Cincinnati, Cleveland, Detroit, Indianapolis, Philadelphia and Pittsburgh. In many of these markets, our market share exceeds 50 percent.

In approximately 80 percent of our distribution area, we continue to utilize a direct-store delivery system with our own fleet of refrigerated trucks, which better ensures the freshness of products on grocery store shelves. With our own driver-salesmen visiting thousands of grocery stores on a weekly basis, we have relationships with retailers which are beneficial in retaining or adding shelf space and when introducing new Bob Evans and Owens Country Sausage products.

The commitment to high quality that our company was built on nearly 50 years ago continues in our newer products. We have capitalized on our core strengths in restaurants and fresh sausage by adding a wide variety of complementary food products to our retail line. Our offerings now include approximately 40 varieties of fresh and precooked sausage; bacon; microwaveable sandwiches; frozen individual and family-sized entrees; refrigerated potato products; frozen bread doughs; and gravy.

To manage expected growth in the food products division, we will open our first distribution center in Springfield, Ohio, in September 2002. Overall, our food products are available in more than 15,000 grocery stores in 30 states.

No Small Potatoes

Equity in the Bob Evans brand is strong. Because customers trust our brand to deliver high-quality products, they are predisposed to try our new items, such as our refrigerated potatoes. Since our initial introduction of home fries in 1999, we have captured the number two brand position in the refrigerated potato category in our markets.

Our product line now includes home fries, hash browns and original and garlic mashed potatoes. In the fall of 2002, we plan to introduce sour cream and chives mashed potatoes as customer interest in the category further increases. According to ACNielsen, the overall refrigerated potato category has increased 39 percent in the past year. We anticipate strong growth in our refrigerated potato sales as we continue to expand the product line and distribution.

Garlic Mashed Potatoes have contributed to the continued growth of our potato line.


Garlic
MASHED POTATOES



Restaurant Locations

- Bob Evans Restaurants
- Owens Restaurants

Food Products Markets

- Bob Evans Food Products Markets
- Owens Country Sausage Markets
- Bob Evans and Owens Country Sausage Markets
- Production Plants



Bob Evans and Owens Restaurants

Delaware	5	Missouri	17
Florida	30	New Jersey	2
Illinois	18	New York	13
Indiana	54	North Carolina	14
Iowa	1	Ohio	169
Kansas	3	Pennsylvania	29
Kentucky	18	South Carolina	5
Maryland	19	Tennessee	3
Massachusetts	1	Texas	9
Michigan	48	Virginia	12
Mississippi	1	West Virginia	24
		Total	495

*For assistance locating one of our restaurants, please check the location guide on our Web site, www.bobevans.com.

Bob Evans Sausage

GALVA, ILL.
Retail Processing Plant
Produces roll sausage and sausage links

HILLSDALE, MICH.
Retail Processing Plant
Produces roll sausage; sausage links and patties; and grilling sausages

BIDWELL, OHIO
Retail Processing Plant
Produces grilling sausage; sausage patties; and precooked sausage links

SPRINGFIELD, OHIO
Foodservice Processing Plant
Produces soups; gravies; and sausage links

XENIA, OHIO
Retail Processing Plant
Produces roll sausage and sausage links

Owens Country Sausage

RICHARDSON, TEXAS
Retail and Foodservice Processing Plant
Produces roll sausage and convenience sandwich items

Consolidated Financial Review

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

	2002*	2001	2000	1999	1998
Operating Results					
Net sales	$1,061,846	$1,007,508	$947,919	$946,984	$871,628
Operating income	103,863	83,466	85,487	91,948	74,460
Income before income taxes	100,836	78,714	83,954	91,374	72,521
Income taxes	33,154	27,943	31,061	33,808	26,833
Net income	67,682	50,771	52,893	57,566	45,688
Earnings per share of common stock:					
Basic	$1.94	$1.45	$1.38	$1.40	$1.10
Diluted	$1.91	$1.44	$1.38	$1.39	$1.09
Financial Position					
Working capital	$ (85,794)	$ (114,449)	$(129,475)	$ (34,372)	$ (40,870)
Property, plant and equipment - net	648,179	603,063	546,594	493,369	485,949
Total assets	721,973	678,715	624,441	590,452	579,931
Debt:					
Short-term	31,750	69,965	99,295	25,000	39,420
Long-term	32,333	36,000	431	833	1,223
Stockholders' equity	521,365	457,095	428,790	470,095	457,196
Supplemental Information for the Year					
Capital expenditures	$ 97,006	$ 99,807	$ 96,867	$ 68,525	$ 47,801
Depreciation and amortization	$ 41,974	$ 39,792	$ 36,480	$ 35,386	$ 32,882
Weighted-average shares outstanding:					
Basic	34,868	35,005	38,230	41,210	41,610
Diluted	35,490	35,284	38,366	41,509	41,803
Cash dividends declared per share	$0.39	$0.36	$0.36	$0.35	$0.32
Common stock market closing prices:					
High	$31.18	$21.38	$22.06	$26.13	$22.19
Low	$15.69	$12.56	$12.06	$18.25	$13.13
Supplemental Information at Year-End					
Employees	39,990	38,542	35,576	32,363	31,189
Stockholders	36,595	39,466	42,102	44,173	43,980
Market price per share at closing	$29.59	$18.85	$13.06	$18.31	$20.25
Book value per share	$14.77	$13.13	$12.09	$11.67	$10.97

* Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

Consolidated Balance Sheets

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	April 26, 2002	April 27, 2001
Assets		
Current Assets		
Cash and equivalents	$ 7,934	$ 1,787
Accounts receivable	11,629	13,620
Inventories	15,252	16,970
Deferred income taxes	8,871	8,335
Prepaid expenses	1,016	2,964
Total Current Assets	44,702	43,676
Property, Plant and Equipment		
Land	202,198	182,421
Buildings and improvements	518,011	474,754
Machinery and equipment	249,441	245,386
Construction in progress	2,193	3,216
	971,843	905,777
Less accumulated depreciation	323,664	302,714
Net Property, Plant and Equipment	648,179	603,063
Other Assets		
Deposits and other	3,037	1,644
Long-term investments	12,196	11,077
Deferred income taxes	12,292	11,762
Goodwill and other intangible assets	1,567	7,493
Total Other Assets	29,092	31,976
	$ 721,973	$ 678,715
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 27,750	$ 65,965
Current maturities of long-term debt	4,000	4,000
Accounts payable	10,741	8,509
Dividends payable	3,529	3,132
Federal and state income taxes	9,329	12,616
Accrued wages and related liabilities	19,804	16,220
Other accrued expenses	55,343	47,683
Total Current Liabilities	130,496	158,125
Long-Term Liabilities		
Deferred compensation	6,182	4,694
Deferred income taxes	31,597	22,801
Long-term debt	32,333	36,000
Total Long-Term Liabilities	70,112	63,495
Stockholders' Equity		
Common stock, $.01 par value; authorized 100,000,000 shares; issued 42,638,118 shares in 2002 and 2001	426	426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares in 2002 and 2001	60	60
Capital in excess of par value	151,264	150,670
Retained earnings	498,522	444,476
Treasury stock, 7,343,596 shares in 2002 and 7,834,255 shares in 2001, at cost	(128,907)	(138,537)
Total Stockholders' Equity	521,365	457,095
	$ 721,973	$ 678,715

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 26, 2002; April 27, 2001; and April 28, 2000	2002	2001	2000
Net Sales	$1,061,846	$1,007,508	$947,919
Cost of sales	300,433	292,902	274,388
Operating wage and fringe benefit expenses	362,770	347,923	320,174
Other operating expenses	155,805	145,886	138,754
Selling, general and administrative expenses	98,843	97,539	92,636
Net (gain) on disposal of assets	(1,842)	0	0
Depreciation and amortization expense	41,974	39,792	36,480
Operating Income	103,863	83,466	85,487
Net interest expense	3,027	4,752	1,533
Income Before Income Taxes	100,836	78,714	83,954
Provisions for income taxes	33,154	27,943	31,061
Net Income	$ 67,682	$ 50,771	$ 52,893
Earnings Per Share – Basic	$1.94	$1.45	$1.38
Earnings Per Share – Diluted	$1.91	$1.44	$1.38

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	Common Stock	Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Total
Stockholders' Equity at 4/30/99	$426	$60	$151,364	$366,924	$ (48,679)	$470,095
Net income				52,893		52,893
Dividends declared				(13,537)		(13,537)
Treasury stock repurchased					(82,228)	(82,228)
Treasury stock reissued under employee plans			(1,385)		2,706	1,321
Stock options granted under employee plans			122			122
Tax reductions - employee plans			124			124
Stockholders' Equity at 4/28/00	426	60	150,225	406,280	(128,201)	428,790
Net income				50,771		50,771
Dividends declared				(12,575)		(12,575)
Treasury stock repurchased					(13,722)	(13,722)
Treasury stock reissued under employee plans			(261)		3,386	3,125
Stock options granted under employee plans			390			390
Tax reductions - employee plans			316			316
Stockholders' Equity at 4/27/01	426	60	150,670	444,476	(138,537)	457,095
Net income				67,682		67,682
Dividends declared				(13,636)		(13,636)
Treasury stock repurchased					(5,749)	(5,749)
Treasury stock reissued under employee plans			(1,434)		15,379	13,945
Stock options granted under employee plans			395			395
Tax reductions - employee plans			1,633			1,633
Stockholders' Equity at 4/26/02	$426	$60	$151,264	$498,522	$(128,907)	$521,365

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

BOB EVANS FARMS, INC. AND SUBSIDIARIES
DOLLARS IN THOUSANDS

Years ended April 26, 2002; April 27, 2001; and April 28, 2000	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 67,682	$ 50,771	$ 52,893
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,974	39,792	36,480
Deferred compensation	1,488	78	3,426
Deferred income taxes	7,963	6,140	(2,844)
Loss (gain) on sale of assets	(691)	248	(24)
Loss on long-term investments	577	1,244	0
Compensation expense attributable to stock plans	1,590	1,092	395
Cash provided by (used for) current assets and current liabilities:			
Accounts receivable	(105)	31	3,385
Inventories	140	(514)	(2,157)
Prepaid expenses	1,838	(1,270)	3
Accounts payable	2,531	(576)	(474)
Federal and state income taxes	(1,654)	7,882	4,278
Accrued wages and related liabilities	3,724	1,369	(2,158)
Other accrued expenses	7,289	5,152	711
Net cash provided by operating activities	134,346	111,439	93,914
INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(97,006)	(99,807)	(96,867)
Purchase of long-term investments	(2,135)	(1,352)	(3,483)
Proceeds from sale of property, plant and equipment	2,594	2,677	6,903
Cash proceeds from divestiture	16,276	0	0
Other	192	(256)	2,117
Net cash used in investing activities	(80,079)	(98,738)	(91,330)
FINANCING ACTIVITIES:			
Cash dividends paid	(13,239)	(12,633)	(13,973)
Purchase of treasury stock	(5,749)	(13,722)	(82,228)
Line of credit	(38,215)	(33,330)	74,295
Proceeds from issuance of long-term debt	0	40,000	0
Principal payments on long-term debt	(3,667)	(431)	(402)
Proceeds from issuance of treasury stock	12,750	2,422	1,049
Net cash used in financing activities	(48,120)	(17,694)	(21,259)
Increase (decrease) in cash and equivalents	6,147	(4,993)	(18,675)
Cash and equivalents at the beginning of the year	1,787	6,780	25,455
Cash and equivalents at the end of the year	$ 7,934	$ 1,787	$ 6,780

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

BOB EVANS FARMS, INC. AND SUBSIDIARIES • APRIL 26, 2002
DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS

NOTE A ∽ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Bob Evans Farms, Inc. owns and operates 495 full-service, family restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. The company also produces fresh and fully cooked pork products, as well as other complementary food products, that are distributed primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas. In October 2001, the company sold its liquid-smoke flavorings business (see Note C).

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Fiscal Year: The company's fiscal year ends on the last Friday in April. References herein to 2002, 2001 and 2000 refer to fiscal years ended April 26, 2002; April 27, 2001; and April 28, 2000, respectively. All three fiscal years presented were comprised of 52 weeks.

Cash Equivalents: The company considers all highly liquid instruments, with a maturity of three months or less when purchased, to be cash equivalents.

Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($11,197 in 2002 and $11,481 in 2001) and finished goods ($4,055 in 2002 and $5,489 in 2001).

Property, Plant and Equipment: The company calculates depreciation on the straight-line and accelerated methods at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). The straight-line depreciation method was adopted for all new property beginning in fiscal 1995. Depreciation on property placed in service prior to fiscal 1995 continues to be calculated principally on accelerated methods.

Long-Term Investments: Long-term investments include assets held under certain deferred compensation arrangements and investments in income tax credit limited partnerships. Assets held under certain deferred compensation arrangements represent the cash surrender value of company-owned life insurance policies. An offsetting liability for the amount of the cash surrender value is included in the deferred compensation liability on the balance sheet. Investments in income tax credit limited partnerships are recorded at amortized cost. The company amortizes the investments to the expected residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period.

Goodwill and Other Intangible Assets: Intangible assets include goodwill ($1,567 in 2002 and $7,338 in 2001) and other intangible assets ($0 in 2002 and $155 in 2001). Goodwill (the cost in excess of net assets acquired) is amortized over 25 years using the straight-line method. The company uses the cash flow method to assess the recoverability of goodwill. Other intangible assets are amortized on a straight-line basis over their estimated useful lives (10 to 15 years). The expense associated with the amortization of intangible assets in 2002, 2001 and 2000 was $379; $666; and $684, respectively.

Financial Instruments: The fair values of the company's financial instruments approximate their carrying values at April 26, 2002, and April 27, 2001. The company does not use derivative financial instruments for speculative purposes.

Pre-opening Expenses: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $43,264; $43,488; and $41,548 in 2002, 2001 and 2000, respectively.

Cost of Sales: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment.

Comprehensive Income: Comprehensive income is the same as reported net income.

Earnings Per Share: Basic earnings per share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share calculations reflect the assumed exercise and conversion of outstanding stock options.

The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

	2002	2001	2000
Basic	34,868	35,005	38,230
Dilutive stock options	622	279	136
Diluted	35,490	35,284	38,366

Options to purchase 1,002,000 and 1,048,000 shares of common stock in 2001 and 2000, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive. There were no anti-dilutive options in 2002.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Reclassifications: Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 classification.

Effect of New Accounting Standards: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after Dec. 15, 2001. Under this statement, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives.

The company will apply SFAS No. 142 beginning in the first quarter of fiscal 2003. Application of the nonamortization provisions of the statement is expected to result in an increase in income before income taxes of $161 per year. Application of the impairment provisions of the statement is not expected to have a material effect on the company's operating results or financial position.

In May 2000, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 00-14, *Accounting for Certain Sales Incentives,* which requires that certain sales incentives provided to customers be classified in the consolidated statements of income as a reduction of sales. The company previously classified such incentives as promotional expenses within selling, general and administrative expenses. The company applied the consensus in fiscal 2002 and retroactively to all years presented. Previously reported net sales and selling, general and administrative expenses were reduced by approximately $16,306 and $16,704 in fiscal 2001 and fiscal 2000, respectively, in accordance with this accounting standard; operating income was unaffected.

Note B ~ Long-Term Debt and Credit Arrangements

In April 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. Customary for this type of agreement, the note contains certain restrictive covenants related to tangible net worth, debt levels and fixed charge coverage. At April 26, 2002, $36,333 was outstanding on this note.

The company also has arrangements with certain banks from which it may borrow up to $90 million on a short-term basis. The arrangements are reviewed annually for renewal. At April 26, 2002, $27,750 was outstanding under these arrangements. During 2002 and 2001, respectively, the maximum amounts outstanding under these unsecured lines of credit were $73,265 and $114,480, and the average amounts outstanding were $51,172 and $103,959 with weighted-average interest rates of 3.72% and 6.75%. All interest paid on these arrangements is at floating rates.

Interest costs of $1,536; $1,784; and $1,389 incurred in 2002, 2001 and 2000, respectively, were capitalized in connection with the company's construction activities.

Dollars in thousands unless otherwise noted, except per share amounts

Note C ∞ Divestiture and Net Gain on Disposal of Assets

In 2002, the company sold Hickory Specialties, Inc., which produced and distributed smoke flavorings, for $16,276 in cash. The company realized a net gain on the transaction of $3,334 (before and after tax). The company's results of operations included net sales of $4,951; $11,228; and $11,882 and operating income (loss) of $(39); $532; and $1,197 in 2002, 2001 and 2000, respectively, for the divested business.

In 2002, the company also realized a loss of $1,492 ($985 after tax) on the disposal of certain assets in the restaurant segment.

Note D ∞ Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 26, 2002, and April 27, 2001, were as follows:

	April 26, 2002	April 27, 2001
Deferred tax assets:		
Loss on impaired assets	$ 7,546	$ 7,546
Self-insurance	6,557	6,107
Vacation pay	1,221	1,173
Stock compensation plans	4,541	4,016
Accrued bonus	895	984
Inventory and other	403	271
Total deferred tax assets	21,163	20,097
Deferred tax liabilities:		
Accelerated depreciation/asset disposals	28,895	20,352
Other	2,702	2,449
Total deferred tax liabilities	31,597	22,801
Net deferred tax liabilities	$10,434	$ 2,704

Significant components of the provisions for income taxes are as follows:

	2002	2001	2000
Current:			
Federal	$23,188	$19,771	$31,701
State	2,237	2,032	2,203
Total Current	25,425	21,803	33,904
Deferred, primarily federal	7,729	6,140	(2,843)
Total Tax Provisions	$33,154	$27,943	$31,061

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

	2002	2001	2000
Tax at statutory rate	$35,292	$27,550	$29,384
State income tax (net)	1,585	1,321	1,432
Nontaxable gain on divestiture	(1,167)	0	0
Other	(2,556)	(928)	245
Provisions for income taxes	$33,154	$27,943	$31,061

Taxes paid during 2002, 2001 and 2000 were $24,886; $13,751; and $28,390, respectively.

Dollars in thousands unless otherwise noted, except per share amounts

Note E ∞ Stock-Based Compensation Plans

The company has employee stock option plans adopted in 1991, 1994 and 1998; a nonemployee directors' stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for 1) incentive stock options shall be the fair market value of the stock at the grant date and 2) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans provide that the option price shall be the fair market value of the stock at the grant date. Options may be granted for a period of up to five years under the 1989 plan and up to 10 years under all other plans.

The company's supplemental executive retirement plan (SERP) provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of stock options under the nonqualified stock option plan, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock.

The following table summarizes option-related activity for the last three years:

	Shares	Price Range		
Outstanding, April 30, 1999	1,183,708	$6.56	to	$21.38
Granted	713,062	9.22	to	19.38
Exercised	(60,583)	9.13	to	20.50
Canceled or expired	(144,842)	6.56	to	21.38
Outstanding, April 28, 2000	1,691,345	6.56	to	21.38
Granted	927,048	6.78	to	14.44
Exercised	(175,681)	6.56	to	19.38
Canceled or expired	(58,406)	6.56	to	21.38
Outstanding, April 27, 2001	2,384,306	6.56	to	21.38
Granted	910,316	9.50	to	17.46
Exercised	(760,288)	6.56	to	21.38
Canceled or expired	(70,767)	6.56	to	21.38
Outstanding, April 26, 2002	2,463,567	$6.56	to	$21.38

In addition to the outstanding options, 3,094,268 stock option shares were available for grant at April 26, 2002.

The following table summarizes information regarding stock options outstanding at April 26, 2002:

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number Outstanding at 4/26/02	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable at 4/26/02	Weighted-Avg. Exercise Price
$ 6.56	to	$13.99	300,555	11.8	$ 9.13	118,626	$ 9.32
14.00	to	14.99	676,954	7.5	14.44	138,935	14.44
15.00	to	16.99	73,028	4.9	15.31	73,028	15.31
17.00	to	18.99	822,960	8.5	17.46	8,320	17.46
19.00	to	20.99	466,288	6.7	19.38	286,542	19.38
21.00	to	21.38	123,782	5.1	21.38	109,306	21.38
$ 6.56	to	$21.38	2,463,567	8.0	$16.11	734,757	$16.69

Dollars in thousands unless otherwise noted, except per share amounts

The company follows the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* and as permitted under SFAS No. 123, applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for employee stock options. Accordingly, no compensation expense has been recognized for the stock option plans when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recognized in income for stock options granted at less than fair market value in 2002, 2001 and 2000 was $395; $390; and $167, respectively. Had the company elected to recognize compensation expense by using the fair-value method prescribed by SFAS No. 123, pro forma net income and earnings per share would be as follows:

	2002	2001	2000
Net Income			
As reported	$67,682	$50,771	$52,893
Pro forma	65,301	47,790	50,507
Earnings Per Share – Basic			
As reported	$1.94	$1.45	$1.38
Pro forma	1.87	1.37	1.32
Earnings Per Share – Diluted			
As reported	$1.91	$1.44	$1.38
Pro forma	1.85	1.36	1.32

Note: the financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

Reflected in these pro forma amounts are weighted-average fair values of options of $6.21, $5.77 and $7.28 in 2002, 2001 and 2000, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	1.79%	2.05%	2.15%
Expected volatility	40.47%	39.00%	37.74%
Risk-free interest rate	4.85%	6.37%	5.98%
Expected life (in years)	4.8	6.1	5.9

The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of up to an aggregate of 500,000 shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met; at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2002 and 2000, 39,405 and 113,104 shares, respectively, were awarded as part of the LTIP. No shares were awarded in 2001. Compensation expense attributable to the plan was $1,195 in 2002, $702 in 2001 and $301 in 2000.

DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS

NOTE F ∽ OTHER COMPENSATION PLANS

The company has a profit sharing plan that covers substantially all employees who have at least one year of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2002, 2001 and 2000 were $4,270; $3,773; and $3,278, respectively.

In 1999, the company implemented the Bob Evans Executive Deferral Plan (BEEDP). The BEEDP provides certain executives the opportunity to defer a portion of their current income to future years.

The company's SERP also provides executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $769; $200; and $798 in 2002, 2001 and 2000, respectively.

NOTE G ∽ COMMITMENTS AND CONTINGENCIES

At April 26, 2002, the company had contractual commitments approximating $36,292 for restaurant construction, plant equipment additions and purchases of land and inventory. At April 26, 2002, the company also had commitments for future minimum payments on operating leases of approximately $2,500 per year for each of the next five years.

The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers' compensation claims and tax assessments, are in litigation or administrative hearings. While it is not feasible to predict the outcome, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company.

NOTE H ∽ QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	$267,461	$253,093	$271,094	$257,712	$262,767	$249,023	$260,524	$247,680
Gross profit	190,651	179,447	193,326	182,697	188,837	176,296	188,599	176,166
Operating income	23,959	22,165	27,827	22,813	25,065	19,040	27,012	19,448
Net income	15,044	13,425	18,836	14,021	16,256	11,473	17,546	11,852
Earnings per share:								
Basic	$0.43	$0.38	$0.54	$0.40	$0.47	$0.33	$0.50	$0.34
Diluted	0.43	0.38	0.54	0.40	0.46	0.33	0.49	0.34
Common stock bid prices:								
High	$19.39	$16.75	$22.73	$19.00	$28.70	$21.69	$31.80	$20.56
Low	16.76	12.44	15.05	15.44	18.37	17.00	25.70	16.43
Cash dividends declared	$.09	$.09	$.10	$.09	$.10	$.09	$.10	$.09

- Gross profit represents net sales less cost of sales (materials).
- Each fiscal quarter is comprised of a 13-week period.
- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.
- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol – BOBE), which is the principal market for the company's common stock.
- The number of stockholders of the company's common stock at June 12, 2002, was 37,218.
- Second quarter 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

Dollars in thousands unless otherwise noted, except per share amounts

Note I ∞ Industry Segments

The company's operations include restaurant operations and the processing and sale of food products. The revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the consolidated financial statements.

Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company's operations in each segment. General corporate assets consist of cash equivalents, long-term investments and income taxes.

Information on the company's industry segments is summarized as follows:

	2002	2001	2000
Sales			
Restaurant operations	$ 870,257	$ 805,957	$750,851
Food products	222,403	231,625	225,680
	1,092,660	1,037,582	976,531
Intersegment sales of food products	(30,814)	(30,074)	(28,612)
Total	$1,061,846	$1,007,508	$947,919
Operating Income			
Restaurant operations	$ 85,009	$ 68,663	$ 67,877
Food products	18,854	14,803	17,610
Total	$ 103,863	$ 83,466	$ 85,487
Depreciation and Amortization Expense			
Restaurant operations	$ 35,060	$ 32,634	$ 29,165
Food products	6,914	7,158	7,315
Total	$ 41,974	$ 39,792	$ 36,480
Capital Expenditures			
Restaurant operations	$ 88,267	$ 93,554	$ 91,006
Food products	8,739	6,253	5,861
Total	$ 97,006	$ 99,807	$ 96,867
Identifiable Assets			
Restaurant operations	$ 626,318	$ 574,430	$519,168
Food products	60,713	73,025	75,311
	687,031	647,455	594,479
General corporate assets	34,942	31,260	29,962
Total	$ 721,973	$ 678,715	$624,441

Report of Ernst & Young LLP, Independent Auditors

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 26, 2002, and April 27, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 26, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 26, 2002, and April 27, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 26, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Columbus, Ohio
May 31, 2002

During the second quarter of fiscal 2002, the company sold Hickory Specialties, Inc. ("HSI"), which produced and distributed smoke flavorings. Therefore, certain comparisons of fiscal 2002 to fiscal 2001 have been adjusted to exclude the effect of the business sold. The company's results of operations for fiscal 2002, 2001 and 2000 included net sales of $5.0 million, $11.2 million and $11.9 million, respectively, and operating income (loss) of $(39,000), $532,000 and $1.2 million, respectively, from HSI.

References herein to 2002, 2001 and 2000 refer to fiscal years.

Sales

Consolidated net sales for Bob Evans Farms, Inc. and subsidiaries increased $54.3 million, or 5.4%, in 2002. The 2002 increase was the net result of a $64.3 million increase in restaurant segment sales and a $10.0 million decrease in food products segment sales. Excluding HSI, consolidated net sales increased $60.6 million, or 6.1%, in 2002 compared to 2001. Net sales increased 6.3% in 2001 compared to 2000.

Restaurant segment sales accounted for 82.0%, 80.0% and 79.2% of total sales in 2002, 2001 and 2000, respectively. The $64.3 million additional restaurant sales in 2002 represented an 8.0% increase over 2001 sales, which were 7.3% higher than 2000 sales. The increase in restaurant sales in 2002 was the result of a 3.2% increase in same-store sales as well as more restaurants in operation. The same-store sales increase, inclusive of an average menu price increase of 2.8%, reflected the continued trend of quarterly same-store sales gains for five years running. Same-store sales increased 2.6% in 2001 and 3.4% in 2000 (inclusive of average menu price increases of 3.3% and 2.3%, respectively). Average sales at core stores (those open at least two full fiscal years) were $1,875,000; $1,817,000; and $1,771,000 in 2002, 2001 and 2000, respectively.

Additional restaurant sales growth in 2002 was provided by an increase in the number of operating locations: 495 restaurants in operation at the end of 2002 versus 469 at the end of 2001. The 2002 openings included further expansion into existing markets for the company with an emphasis on South Carolina and Florida where three and four restaurants were opened, respectively. During 2002, the company closed one under-performing restaurant.

The following chart summarizes the openings and closings during the last two years:

	Beginning	Opened	Closed	Ending
Fiscal Year 2002				
First Quarter	469	1	0	470
Second Quarter	470	4	1	473
Third Quarter	473	8	0	481
Fourth Quarter	481	14	0	495
Fiscal Year 2001				
First Quarter	441	3	1	443
Second Quarter	443	5	1	447
Third Quarter	447	7	0	454
Fourth Quarter	454	15	0	469

An emphasis on dessert and carryout sales also contributed to the restaurant sales increase in 2002. Carryout sales represented 5.4% of restaurant segment sales in 2002 compared to 4.9% and 4.1% in 2001 and 2000, respectively. Same-store carryout sales increased 13.9% in 2002. Another contributor to the restaurant sales increase in 2002 was retail merchandise sales. Although retail merchandise sales comprised only 1.7% of 2002 restaurant segment sales, total retail merchandise sales increased 38.0% in 2002.

Various promotional programs were employed throughout the last few years, including those involving gift certificates, children's programs and seasonal menu offerings. The company has also updated the appearance of many of its restaurants, of which 10 were rebuilt and many remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with menu innovations and seasonal merchandising, have upgraded the Bob Evans concept. The company is attempting to carve out a new market niche – "family casual" or "homestyle casual," which management believes offers the potential for increased sales and profit.

Food products segment sales accounted for 18.0%, 20.0% and 20.8% of total sales in 2002, 2001 and 2000, respectively. Excluding HSI, food products segment sales decreased $3.7 million (1.9%) in 2002. This decrease was mostly the result of a 1% drop in the volume of sausage products sold (calculated using the same products in both periods and excluding new products). The decrease in comparable pound volume in 2002 was primarily due to a decline in Owens branded products, reflective of intense competitive pressures in the Owens marketing territory.

Also contributing to the decline in food products sales in 2002 was a 56% decline in sales of salad products, which were virtually discontinued near the end of 2001.

Food products segment sales increased $4.5 million (2.3%) in 2001 compared to 2000. This increase reflected additional sales provided by new products and higher sales prices, partially offset by a 3% decrease in pounds sold of comparable sausage products and a 36% decrease in salad product sales.

Cost of Sales

Consolidated cost of sales (cost of materials) was 28.3%, 29.1% and 28.9% of sales in 2002, 2001 and 2000, respectively.

In the restaurant segment, cost of sales (predominantly food cost) was 24.8%, 25.1% and 25.2% of sales in 2002, 2001 and 2000, respectively. The company attributed the improvement in 2002 to menu price increases as well as favorable purchase prices on certain ingredients and changes in product mix.

Food products segment cost of sales was 44.1%, 44.9% and 43.4% of sales in 2002, 2001 and 2000, respectively. These results were reflective of changing hog costs, which averaged $37.84, $39.51 and $34.81 per hundredweight in 2002, 2001 and 2000, respectively. The 2002 average represented a 4.2% decrease compared to 2001, and the 2001 average represented a 13.5% increase compared to 2000. Hog costs were over $40 per hundredweight for nearly all of the first half of 2002 and stabilized in the $30 to $35 per hundredweight range in the second half of the year.

Operating Wage and Fringe Benefit Expenses

Consolidated operating wage and fringe benefit expenses ("operating wages") were 34.2%, 34.5% and 33.8% of sales in 2002, 2001 and 2000, respectively.

In the restaurant segment, operating wages were 38.8%, 40.0% and 39.3% of sales in 2002, 2001 and 2000, respectively. The improvement in 2002 was attributable to lower hourly wages and benefits partially offset by higher health insurance expense and restaurant management bonuses. The company launched several programs early in fiscal 2002 aimed at reducing employee-related expenses, including better scheduling, reduced overtime and changes in benefit programs. The increase in 2001 was primarily due to higher hourly and management wages that were impacted by unusually low national unemployment rates.

In the food products segment, operating wages were 13.0%, 12.6% and 12.9% of sales in 2002, 2001 and 2000, respectively. Operating wages increased slightly when compared to 2001; however, the lower food products segment sales at Owens resulted in less leverage of the wage expense in 2002. The improvement in 2001 was due to the fact that the increased food products sales were primarily the result of price increases and increased sales of purchased products rather than increased sales volume of manufactured product.

Other Operating Expenses

More than 93% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2002; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than income taxes) and credit card processing fees. Consolidated operating expenses were 14.7%, 14.5% and 14.6% of sales in 2002, 2001 and 2000, respectively. The operating expenses increase in 2002 was the result of higher repair and maintenance and other operating expenses at Owens in the food products segment. Restaurant segment operating expense did not change appreciably in 2002. The decrease in 2001 was due to improved leverage of expenses (primarily advertising and taxes) in the restaurant segment, partially offset by higher utility costs.

Selling, General and Administrative Expenses

The most significant components of selling, general and administrative ("S,G & A") expenses were wages and fringe benefits and food products segment advertising expenses. Consolidated S,G & A expenses represented 9.3%, 9.7% and 9.8% of sales in 2002, 2001 and 2000, respectively. Excluding HSI, S,G & A expenses were 9.2% versus 9.4% of sales in 2002 and 2001, respectively. The decrease in 2002 was the result of decreased food products segment advertising costs.

Net Gain on Disposal of Assets

During the second quarter of fiscal 2002, the company sold HSI, which resulted in a gain (before and after tax) of $3.3 million. The company also realized a loss of $1.5 million ($1.0 million after tax) on the disposal of certain restaurant segment assets during the second quarter of fiscal 2002. There were no significant gains or losses on asset disposals during 2001 or 2000.

Taxes

Excluding the impact of the HSI divestiture, the effective federal and state income tax rates were 34.0%, 35.5% and 37.0% in 2002, 2001 and 2000, respectively. The lower effective tax rates in 2002 and 2001 reflected the impact of various state tax planning strategies.

Liquidity and Capital Resources

Cash generated from both the restaurant and food products segments has been used as the main source of funds for working capital and capital expenditure requirements. Cash and equivalents totaled $7.9 million at April 26, 2002. Dividends paid represented 19.6% of net income in 2002 and 24.9% of net income in 2001.

Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2002 and 2001. At April 26, 2002, $27.8 million was outstanding under such arrangements, and unused bank lines of credit available were $62.2 million. The unsecured revolving lines of credit are renewed annually.

In April 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 26, 2002, $36.3 million was outstanding on this note.

The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2003 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted.

The company expects operating lease payments to approximate $2.5 million annually for the next five years. At the end of 2002, the company also had $9.6 million in standby letters of credit for self-insurance plans.

At April 26, 2002, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $36.3 million. Total capital expenditures for 2003 are expected to approximate $97.0 million and depreciation and amortization expenses are expected to approximate $45.0 million. The company plans to open approximately 30 restaurants in fiscal 2003, as well as upgrade various property, plant and equipment in both segments.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

The company is effectively self-insured for most workers' compensation, health care claims, general liability and automotive liability losses. The company records its insurance liabilities based on historical and industry trends, which are continually monitored, and accruals are adjusted when warranted by changing circumstances. Outside actuaries are used to assist in estimating casualty insurance obligations. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Property, plant and equipment comprise nearly 90% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A of *Notes to Consolidated Financial Statements*). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.

From time to time in the normal course of business, the company is subject to proceedings, lawsuits and other claims. Management assesses the potential liabilities related to any lawsuits or claims brought against the company. While it is typically very difficult to determine the timing and ultimate outcome of these actions, management uses its best judgment to determine if it is probable that the company will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the company may have made with respect to their resolution.

Management believes that the current reported financial information is indicative of future operating results and is not aware of any material events or uncertainties that would indicate otherwise. However, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.

Restaurant segment business risks include: competition, same-store sales, labor and fringe benefit expenses, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.

The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. Same-store sales for Bob Evans Restaurants have improved for three years in a row: the increase was 3.2%, 2.6% and 3.4% in 2002, 2001 and 2000, respectively. The impact of same-store sales on overall sales and corresponding profit margins is significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In fiscal 2002, the company closed one restaurant. Depending on profitability, as well as changes in access, the company may close other restaurants in fiscal 2003.

Competition for qualified labor was a challenge in 2001 with some easing in 2002. Proposed increases in the federally mandated minimum wage may have an impact on future wage rates as Congress considers increases to the rate currently in effect.

Natural gas prices rose significantly in the winter of fiscal 2001 but moderated in fiscal 2002. We expect higher prices in fiscal 2003. The company will closely monitor energy costs and evaluate all options carefully.

Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the plans for fiscal 2003 are to add approximately 30 new restaurants in comparison to 27 in 2002 and 30 in 2001.

Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. In 2000, hog cost averages increased nearly 50% from just the second to the fourth quarter. In 2001, hog cost averages were relatively high in the first and fourth quarters, but were stable in the second and third quarters. In 2002, hog cost averages were relatively high in the first and second quarters, but decreased significantly in the third and fourth quarters. Trends at the beginning of fiscal 2003 lead management to believe that hog costs in 2003 may remain comparable to those levels in the second half of 2002.

Another uncertainty is the consumer acceptance of new items. Some of the planned product introductions in fiscal 2003 include Wildfire pulled pork and beef brisket, Brunch Bowls, precooked grilling items and sour cream and chives mashed potatoes.

The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company's exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this report which are not historical fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for fiscal 2003 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Discussion of Risk Factors," as well as other assumptions, risks, uncertainties and factors previously disclosed in this report, the company's securities filings and press releases.

Directors and Senior Officers

Bob Evans Farms, Inc. and Subsidiaries

Directors

Stewart K. Owens
Chairman of the Board
and Chief Executive Officer,
Bob Evans Farms, Inc.

Larry C. Corbin
Executive Vice President of
Restaurant Division,
Bob Evans Farms, Inc.

Daniel E. Evans
Retired Chairman,
Bob Evans Farms, Inc.

Daniel A. Fronk
Retired Senior Executive Vice
President and Board Member,
The Ohio Company

Michael J. Gasser
Chairman of the Board and
Chief Executive Officer,
Greif Bros. Corporation

E.W. (Bill) Ingram III
President and Chief Executive Officer,
White Castle System, Inc.

Cheryl L. Krueger-Horn
President and Chief Executive Officer,
Cheryl & Co.

G. Robert Lucas
Of Counsel Attorney,
Vorys, Sater, Seymour and Pease LLP

Robert E.H. Rabold
Retired Chairman,
The Motorists Insurance Group

Executive Committee

Stewart K. Owens
(committee chair)
Chairman of the Board and
Chief Executive Officer

Larry C. Corbin
Executive Vice President of
Restaurant Division

Mary L. Cusick
Senior Vice President of
Investor Relations and
Corporate Communications

Donald J. Radkoski
Chief Financial Officer,
Treasurer and Secretary

Roger D. Williams
Executive Vice President of Food
Products Division

Other Senior Officers

L. Merl Beery
Senior Vice President of Restaurant
Purchasing and Technical Services

R. Earl Beery
Senior Vice President of Food
Products Production

R. Lindsay Borden
Senior Vice President of
Administration and Human Resources

Scott D. Colwell
Senior Vice President of Marketing

John F. Curry
Senior Vice President of Facilities

Joe L. Gillen
Senior Vice President of
Restaurant Operations

Vinson E. Kirchner
President and Chief
Operating Officer,
Owens Country Sausage

Jack J. Mills
Senior Vice President of
Food Products Sales

Rinzy J. Nocero
Senior Vice President of
Restaurant Operations

Jerry P. Owens
Chairman of the Board,
Owens Country Sausage

Tod P. Spornhauer
Controller,
Vice President of Finance

Peter C. Steininger
Senior Vice President,
Director of Construction

Stephen A. Warehime
Senior Vice President,
Director of Real Estate

As of July 2, 2002

Company Information

Corporate Office

Bob Evans Farms, Inc.
3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com

Transfer Agent and Registrar

Bob Evans Farms, Inc.
Attention: Stock Transfer Department
3776 S. High St.
Columbus, Ohio 43207
(614) 492-4952

Contact transfer agent and registrar for information regarding the following:

- Stockholder inquiries such as address changes, transfer of shares, lost certificates and dividends.
- Copies of the annual report and/or Form 10-K at no charge. The annual report, proxy and Form 10-K are also available on the company's Web site, www.bobevans.com. Stockholders of record may elect to receive future proxy materials electronically to expedite delivery, reduce paper usage and mailing costs. If you would like to enroll in electronic proxy delivery, go to the "financials" section of our Web site, select "financial reports" and follow the instructions under "electronic delivery." Next year, you will receive an e-mail with a link to our proxy statement, annual report and electronic voting site.
- Dividend Reinvestment and Stock Purchase Plan
Stockholders of record may reinvest their cash dividends in additional shares of Bob Evans Farms, Inc. common stock at market price without the payment of brokerage commissions, service charges and other expenses. Stockholders may also make voluntary cash payments through check, money order or automatic monthly fund transfers at market price. Individuals who are not currently stockholders may make a limited initial investment. A prospectus and enrollment form may also be obtained from the company's Web site, www.bobevans.com.
- Direct Dividend Deposit Program
Stockholders may have their quarterly dividends deposited to their bank accounts on the payment date for immediate access to their dividends.

Analyst Inquiries/Investor Relations

Contact Mary Cusick, senior vice president of investor relations and corporate communications, at (614) 492-4920.

Stock Listing

Trading symbol BOBE on the Nasdaq National Market.

Annual Meeting of Stockholders

Monday, Sept. 9, 2002, 9 a.m. at the Southern Theatre, 21 E. Main Street, Columbus, Ohio.

Quarterly Earnings

Bob Evans Farms plans to report 2003 quarterly results in mid-August, mid-November, mid-February and early June. Specific release dates and information regarding conference calls and webcasts on which the earnings will be discussed are available on the company's Web site, www.bobevans.com.

Certified Public Accountants

Ernst & Young LLP
1100 Huntington Center
41 S. High St.
Columbus, Ohio 43215

Legal Counsel

Vorys, Sater, Seymour and Pease LLP
52 E. Gay St.
P.O. Box 1008
Columbus, Ohio 43216-1008

Company News and Information

For access to the latest Bob Evans Farms, Inc. earnings and dividend news releases and other general information, please refer to the company's Web site at www.bobevans.com.

Community Support

While we have two separate business segments, we have one united front when it comes to investors, employees and customers. We believe in doing what is right. Leading the charge to raise money for the first-of-its-kind Ohio 4-H Center, helping an inner-city school build a new playground, reminding young customers to wash their hands during National Food Safety Month, offering scholarships to our employees in conjunction with the National Restaurant Association...these are all examples of what we believe we are doing right.

Bob Evans donates approximately one percent of our pre-tax profits through cash contributions and in-kind gifts to youth activities, education, healthcare and community improvement programs. For more information, visit our Web site, www.bobevans.com/philanthropy.

Bob Evans FARMS®

Bob Evans Farms, Inc.
3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com



Bob Evans Farms Inc., a $1 billion corporation, owns and operates nearly 500 full-service, family restaurants in 22 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeastern regions of the United States, while Owens Restaurants operate in Texas. The company is also a leading producer and distributor of pork sausage and other convenience food items under the Bob Evans and Owens brand names which are available in 30 states.